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                               April 15, 2024

       Raymond Wai Man Cheung
       Chief Executive Officer
       Basel Medical Group Ltd
       6 Napier Road
       Unit #02-10/11 Gleneagles Medical Centre
       Singapore 258499

                                                        Re: Basel Medical Group
Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 18,
2024
                                                            CIK No. 0002004489

       Dear Raymond Wai Man Cheung:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 18, 2024

       Cover Page

   1. We note your disclosure on the cover page and Summary that you expect that you will be a controlled company
following the completion of the offering. Please include risk factor disclosure that
discusses the effect, risks and uncertainties of being designated a controlled company, including but
not limited to, the result that you may elect not to comply with certain corporate
governance requirements.
       Prospectus Summary, page 1

   2. Please revise to clarify when Basel Medical was incorporated in the British Virgin Islands.
                                                        We note your disclosure
on page 3 that your founder started practicing in Singapore in
                                                        2001 and your first
clinic was set up and incorporated in 2004. We also note your
 Raymond Wai Man Cheung
FirstName   LastNameRaymond  Wai Man Cheung
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         disclosure on page 31 that Basel Medical was incorporated on August 10, 2023 as part of
         your Group   s corporate reorganization to prepare for this listing.
3. We note your prominent disclosure in the Summary of your plans to provide medical
         services to patients across Singapore    and beyond    and that you
plan to expand
         geographically    across the region.    Please balance your disclosure
to clarify, if true, that
         your business strategy is to expand in neighboring places within the Asian region, such as
         Malaysia. We refer to your disclosure on page 57.
Risk Factors
Increase in operating costs, namely lease rental rates and risk of relocation, may cause disruption to our business operations, page 14

4. We note your previous disclosure that you "are not dependent on any lease or other direct agreements with Gleneagles Medical Centre," although you utilize their facilities. However, in a subsequent risk factor you state you "lease the premises of [y]our
         existing clinics," which are located at the Gleneagles Medical Centre. In your first disclosure, please revise to clarify that you are dependent on your leases at Gleneagles
         Medical Centre with certain landlords.
We face potential risks associated with the handling of personal information and medical data, page 15

5. We note that you rely on computer systems and network infrastructure to collect, process, and store sensitive and confidential data. Please disclose any potential or successful breaches, human errors, or similar events that have created an adverse cybersecurity event, or state that there have been no such events to date. Please also include any steps towards mitigating such risks the company has considered or taken.
We may not have adequate insurance coverage in place, page 17

6. Please revise to clarify whether your practice, including the medical practitioners and any other practice providers, maintains professional malpractice insurance.
Special Note Regarding Forward-Looking Statements and Industry Data, page 28

7. We note your disclosure here and on pages 7, 38, and 46 that investors should not place
         undue reliance    on forward-looking statements in your registration
statement. Please
         revise these statements to remove any implication that investors are not entitled to rely on disclosure in your registration statement.
Use of Proceeds, page 29

8. We note that you plan to use approximately 50% of the net proceeds from this offering for potential mergers and acquisitions. Please tell us whether there are any current planned acquisitions and your consideration of whether they are probable. Refer to Item 4b of Part
         I of Form F-1, which further refers to information required by Rule 3-05 and Article 11 of
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         Regulation S-X. Please also note the disclosure requirements of Item 3B of Part I of Form
         20-F if net proceeds may or will be used to finance acquisitions of other businesses.
9. Please revise this section to provide more specific detail regarding the use of the funds to be allocated to business expansion. See Item 3.C of Form 20-F. Capitalization, page 31, page 31

10. Pursuant to Item 3B of Part I of the Form 20-F, please also include indebtedness in your
         Capitalization Table.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Review of Results of Operations, page 41

11. We note the decrease in revenue was attributable to lower patient count recorded for the clinics. Please revise your disclosure to describe the reason for the lower patient count.
Industry Overview, page 46

12. We note your disclosure on page 49 that the global sports medicine market size was valued at $8,520 million in 2020 and is projected to reach $12,862 million by 2030. Please balance your disclosure by disclosing the total addressable market in Singapore and the
         US that represents the types of sports medicine services that you provide to your patients.
Business, page 52

13. We note your disclosure on page 52 that your "clinics have been selected by several insurance providers as preferred medical care providers and [y]our clinics are mostly
         MediSave accredited," where your patients can submit their MediSave or Integrated
         Shield Plan claims through your clinics. You also disclose that your patients are either walk-in patients, employees of corporate clients or policyholders of insurance companies.
         To provide context for investors about your business model and operations, including the relevant risks, please disclose, for the financial periods presented, the percentage of your revenue attributable to insurance payments compared to client self-payments. Please also clarify whether you have entered into any long-term contracts with insurance providers or payors, such as MediSave or Integrated Shield Plan, and if so, please expand your disclosure to provide a brief description of the material terms of such long-term contracts, including when you began accepting insurance payments from your patients.
14.      We note your disclosure on pages 38 that you are    one of the top
medical specialist
         providers in Singapore    with an    established brand name    and
references on page 54 to
         your    best-in-class treatments and services    and    market-leading
position    on page 57.
         For all statements throughout the registration statement regarding industry leadership, please substantiate your claims or remove such statements. In addition, where you
         disclose on page 54 that you have a    deep bench of medical
practitioners,    please briefly
         describe how you measured and compared against other companies. Raymond Wai Man Cheung
FirstName   LastNameRaymond  Wai Man Cheung
Basel Medical   Group Ltd
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15. We note your disclosure on page 46 and elsewhere in the registration statement that the orthopedic market in Singapore is expected to be driven by key factors, such as the aging
         population, and that elderly healthcare support has    always been one
of the main agenda
         of the Singapore government.    You also state on page 55 that your
Group is    strategically
         positioned    to meet this growing demand for musculoskeletal medical
services. Please
         expand your disclosure in this section to disclose the proportion of your current patient database that constitute elderly patients.
We have a highly scalable corporate infrastructure..., page 54

16.      We note your disclosure on page 54 that    your shareholders bring
with them a strong
         global network    that provides access to capital, potential
partnerships, collaborations and
         market expansion opportunities on a global scale. Please clarify the current status of discussions and negotiations regarding any partnerships or collaborations. To the extent that negotiation regarding any such partnership or collaboration are ongoing, please disclose material details of those processes and what relationships you have to any such potential partners.
Our Growth Prospectus, page 55

17. We note your disclosure on page 55 that the global orthopedic devices market is projected to reach $48.1 billion by 2027 from $36.3 billion in 2022. Please describe what is meant
         by    global orthopedic devices market,    clarify whether you develop
or manufacture any
         orthopedic devices, and expand your disclosure throughout the registration statement to discuss the types of orthopedic devices that you provide. Please also revise to include the addressable market for orthopedic treatments in Singapore and Asia, including any orthopedic devices.
Our Business Model, page 57

18.      We note your disclosure on page 58 that your SKS and SKC group
entities are    currently
         dormant.    Please clarify whether these entities relate to Singapore
Knee, Sports and
         Orthopaedic Services Pte. Ltd. and Singapore Knee, Sports and Orthopaedic Clinic Pte.
         Ltd., respectively, and if so, please provide additional detail regarding the status of these entities, including the purpose for which the entities were created, whether they conducted any operations to date, the scope of their activities, and why and when they were closed and your future plans for these practices. Please revise your disclosure elsewhere in the registration statement, including the organizational structures, as applicable.
Our Corporate Clients, page 66

19. We note your disclosure on page 54 and elsewhere in the registration statement that your corporate client base underpins your business model and contributed approximately 25%
         of your revenue in the fiscal year ended June 30, 2023. You also disclose that 1,400 patients were referred to by its corporate clients, 1,389 of which were onboarded in the
 Raymond Wai Man Cheung
Basel Medical Group Ltd
April 15, 2024
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         last two fiscal years. Please expand your disclosure relating to your corporate clients. By way of example only, please clarify whether your ten largest customers include any of your corporate clients and address whether your business is dependent on a concentrated number of corporate clients. Please revise to also include relevant risk factor disclosure.
20. You disclose that you have entered into arrangements with certain corporate clients with perpetual terms, subject to periodic renewal or notice periods. Please expand your disclosure relating to the long-term agreements you have entered into and file such agreements as exhibits to the registration statement or provide us with an analysis supporting a determination that you are not required to file them as exhibits. See
         Instructions to Exhibits Section 4 of Form 20-F.
Our Medical Practitioners, page 66

21. We note your disclosure relating to your four medical practitioners credentials, experience and expertise. Please revise to disclose when each practitioner joined your practice. We also refer to your disclosure on page 52 that your group of medical practitioners consists of three orthopedic specialists and one neurosurgery specialist.
         Please clarify whether each of the three orthopedic doctors provide specific sub-specialties or services within the practice, which offers a range of orthopedic, trauma, sports medicine treatments and services.
Competition, page 68

22. We note your disclosure that there are certain other corporate groups in Singapore offering orthopedic treatments, including listed companies, as well as small and medium enterprises. Please revise to identify your key competitors and clarify whether any of your competitors have also been offering similar private orthopedic and physiotherapy services for twenty or more years in the Singapore market.
Our Patients and Clients, page 68

23. Please expand your disclosure to provide a breakdown of your revenues based on the type of services provided, such as sports medicine, trauma, and neurosurgical services.
Intellectual Property, page 70

24. We note your disclosure on page 7 that your business relies on the recognition of [y]our
       brand names and trademarks    and that your intellectual property rights
primarily comprise
       of registered trademarks. Please revise to clarify whether you have trademark protection for your brand names in each market in which you operate clinics and expand your
FirstName LastNameRaymond Wai Man Cheung
       disclosure relating to your registered trademarks, including the number of trademarks,
Comapany
       whenNameBasel
             you obtainedMedical Group Ltd and the jurisdictions in which you registered such such trademarks,
       trademarks.
April 15, 2024 PagePlease
                      5    also revise your risk factor disclosure on page 13
accordingly.
FirstName LastName
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FirstName   LastNameRaymond  Wai Man Cheung
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Properties, page 70

25. We note your disclosure on page 83 relating to your lease agreement with Kevin Yip that expires on June 30, 2024 and a premises sharing agreement dated July 1, 2023 with
         Joanna Lin Medical Services Pte. Ltd. We also refer to the Tenancy Agreement you entered into with Chan Orthopaedic Clinic Pte Ltd. that expires on August 17, 2024 filed as Exhibit 10.12 to the registration statement. Please revise your disclosure in this section to disclose the key terms of each agreement and disclose whether you plan to renew such agreements, as applicable. Please also file the premises sharing agreement with Joanna
         Lin Medical Services Pte. Ltd. as an exhibit to the registration statement or explain to us why you are not required to do so. See Instructions to Exhibits
Section 4(b)(iv) of Form
         20-F.
Licenses, Permits and Approvals, page 71

26. We note that three of your licenses for non-ionizing and ionizing radiation irradiating apparatuses are expiring in 2024. Please clarify the status of such licenses, including the expiration date for each such license. Please discuss the impact on your business of such expiry and/or pending expiry of the licenses.
Directors and Executive Officers, page 76

27. For each of Raymond Wai Man Cheung and Jianing Lu, please disclose the specific skills, qualifications and attributes that led you to the conclusion that such person should serve as your director. Refer to Item 6.A. of Form 20-F.
Employment Agreements and Director Agreements, page 77

28. We note your disclosure that you have entered in employment agreement with each of your executive officers. Please expand your disclose to include a summary of the material terms of these agreements. Please also file the agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Instructions to
         Exhibits Section 4(c) of Form 20-F.
U.S. Federal Income Tax Considerations, page 97

29. Please revise the heading of this section as well as the introductory paragraph to clarify that the discussion is of the material tax consequences. Please refer to Section III.C.1 of
         Staff Legal Bulletin No. 19 for guidance.
Consolidated Financial Statements
Consolidated Statement of Profit or Loss and Comprehensive Income, page F-3

30. Your presentation of gross profit appears to exclude costs that you would be required to incur in order to generate revenue. Your disclosure on page 40 indicates that these excluded costs include staff-related expenses (including remuneration of doctors, nurses,
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         clinic assistants, physiotherapists and administrative staff), premises-related expenses
         (including clinic rental and utilities), as well as depreciation and amortization. It appears that your current presentation does not provide your financial statement users insight into the total cost you incurred to generate your revenue or the amount incurred for other functional activities, such as selling, general and administrative. Please explain to us how you current presentation is appropriate under IAS 1, or make the appropriate changes.
         Refer to paragraphs 15, 29, 85, 85A, 99, and 103 of IAS 1.

Note 2.4 Revenue, page F-11

31. Pursuant to IFRS 15.119 (b), please disclose whether the consideration amount is variable and whether the estimate of variable consideration is typically constrained. For example, we note that there may be contractual adjustments and discounts related to your arrangements with corporations and insurance which may result in variable consideration.

32.      Please disclose the disaggregated revenue information required by IFRS
15.114 and also
         provide us your analysis of the disclosure requirements applied to your full facts and circumstances.
33. Please provide the disclosures required by IFRS 15.126 for determining the transaction price and the amounts allocated to performance obligations.
Note 5. Other Income, page F-28, page F-28

34. We note that other income derived from government grants represented approximately
         13% of your profit before tax during the year ended June 30, 2022. In this regard, please provide the disclosures required by IAS 20.39, including the nature of government grants received and any unfulfilled conditions and contingencies related to the government grants received.
Note 15. Amount Due From/(To) Related Parties, page F-34

35. We note amount due from related parties of S$10.6 million represents approximately 71%
         of your total current assets at June 30, 2023 and the amount due from a director of S$1.3 million represents an additional 9% of your total current assets. In light of this significance, please provide more detailed disclosures regarding these amounts, including the nature of the transactions which resulted in these amounts due as well as the significant terms and conditions of these amounts due. Refer to IAS
24.18. Please also
         disclose whether any of these amounts have been subsequently collected in cash.
Note 16. Borrowings, page F-35

36. We note your disclosures pursuant to IFRS 7.18 regarding breaches of covenants which resulted in the classification of certain term loans as current liabilities. We also note the
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April 15, 2024
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      maturity dates disclosed on page F-36. It appears that the amount classified as current liabilities exceeds the amounts related to term loans with covenant breaches and those with maturity dates within twelve months of the reporting period. In this regard, please describe for us how you determined which bank borrowings should be classified as current or noncurrent liabilities pursuant to IAS 1.69.
37. In regards to your covenant breaches, please expand your disclosures to address steps you are taking to avoid the breach, the impact or reasonably likely impact of the breach
      (including the effects of any cross-default or cross-acceleration provisions), and any alternate sources of funding to pay off resulting obligations or replace funding.

Exhibits

38. We note that certain portions of Exhibits 10.1 and 10.2 have been redacted. Please revise the footnote to the exhibit index regarding the omission of information from certain filed exhibits to specify the rule relied upon. Pursuant to Item 601(b)(10)(iv), please include a statement at the top of the first page of such exhibit stating that certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential.
       Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                            Sincerely,

FirstName LastNameRaymond Wai Man Cheung                    Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameBasel Medical Group Ltd
                                                            Services
April 15, 2024 Page 8
cc:       Benjamin Tan, Esq.
FirstName LastName